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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                             Tender Offer Statement

       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No.21)

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                                    HEI, Inc.
                            (Name of Subject Company)
                              FANT INDUSTRIES INC.
                                    (Bidder)

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                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

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                                    404160103
                      (CUSIP Number of Class of Securities)

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                                 ANTHONY J. FANT
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              FANT INDUSTRIES INC.
                              2154 HIGHLAND AVENUE
                              BIRMINGHAM, AL 35205
                            TELEPHONE: (205) 933-1030

      (Name, Address and Telephone Number of Persons Authorized to Receive
                 Notices and Communications on Behalf of Bidder)

                                   Copies To:

                              MICHAEL A. KING, ESQ.
                                BROWN & WOOD LLP
                             ONE WORLD TRADE CENTER
                             NEW YORK, NY 10048-0557
                            TELEPHONE: (212) 839-5546

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     Fant  Industries  Inc.  hereby  amends and  supplements  its Tender Offer
Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on March 10, 1998 relating to its offer to purchase 11.5% of the outstanding shares of common stock, par value $0.05 per share, of HEI, Inc., a Minnesota corporation (together with the associated common stock purchase rights), as set forth in this Amendment No.21.

ITEM 11)  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended to add the following:

(a) (33) Letter to shareholders, dated June 30, 1998.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 30, 1998

                                     FANT INDUSTRIES INC.

                                     By:/s/ Anthony J. Fant
                                       ----------------------------
                                          Anthony J. Fant

                                          President and Chief Executive Officer
                                          Fant Industries Inc.

                                       /s/ Anthony J. Fant
                                       ----------------------------
                                           Anthony J. Fant